November 4, 2021

VIA EDGAR

U. S. Securities and Exchange Commission

Mail Stop 6010

Washington D. C. 20549

Attn: Alexandra Barone, Esq. and

Mitchell Austin, Esq.

Re:	Iveda Solutions, Inc.
Amendment No. 1 to Registration Statement on Form 10-12G
Filed October 25, 2021
File No. 000-53285

Dear Ladies and Gentlemen:

This letter has been prepared in response to your request for Iveda Solutions, Inc. (“Iveda” or the “Company”) to respond to the comments of the United States Securities and Exchange Commission (the “SEC” or the “Commission”) as memorialized in your November 3, 2021 letter to me (the “Comment Letter”) concerning the above-referenced Amendment No. 1 to Registration Statement on Form 10-12G (the “Registration Statement.”).

Concurrently with the filing of this Response Letter, the Company is also filing Amendment No. 2 to the Registration Statement (the “Amendment”), which incorporates, as appropriate, the responses of the Company contained herein. The Amendment also includes other revisions to update the disclosures contained therein.

Amendment No. 1 to Form 10-12G filed October 25, 2021 Business, page 4

1.	Disclosure added in response to prior comment 1 notes that the liability protection of your certification is limited to the U.S. Please revise to further explain when products or services you or MEGAsys sells would be entitled to liability protection if your certification is renewed. For example, clarify whether MEGAsys, a Taiwan-based entity, receives this liability protection for any products or services it sells and whether a condition to receiving the liability protection is that the customer is U.S.-based. Additionally, given that the company depends on MEGAsys for the majority of its revenue, expand your disclosure to address how the lack of liability protection may impact your results of operations and clarify the benefit of the certification to the company as a whole.

RESPONSE: We have revised the disclosure to further explain when products or services we or MEGAsys sells would be entitled to liability protection if our certification is renewed and expanded our disclosure to address how the lack of liability protection may impact our results of operations and clarified the intrinsic marketing benefit of the certification to the company as a whole. We have made the same revisions throughout the document where the Certification is discussed for consistency. Pages 4, 11, 18, 40 and 61. Specifically, “Our SAFETY Act Certification covers the entire company as a Qualified Anti-Terrorism Technology. The SAFETY Act creates certain liability limitations for “claims arising out of, relating to, or resulting from an Act of Terrorism” where Qualified Anti-Terrorism Technologies have been deployed. The term “act of terrorism” means any act that the Secretary determines meets the requirements under subparagraph (b) of the Act. An act meets the requirements of this subparagraph if the act- (i) is unlawful; (ii) causes harm to a person, property, or entity, in the United States, and (iii) uses or attempts to use instrumentalities, weapons or other methods designed or intended to cause mass destruction, injury or other loss to citizens or institutions of the United States. MEGAsys is our wholly owned subsidiary, and we use the same technology and products to provide solutions to our customers. The Certification, if renewed is granted by the U.S. government and the liability protection only applies to customers that are U.S.-based MEGAsys does not receive liability protection from the Certification. The Company believes the lack of liability protection from the Certification will have no significant effect on the MEGAsys results of operations. The Company believes the Certification has an intrinsic value for the company as a whole as a marketing tool but does not believe it will have a material effect on the results of operations if it is not renewed.”

Risk Factors

Risks Related to Our Business

A Relatively Small Number of Key Customers..., page 9

2.	Disclosure added in response to prior comment 2 indicates that Chungwa Telecom accounted for 25% of your revenue for the six months ended June 30, 2021. Please revise here to disclose the percentage of revenue generated from this customer for all periods presented. Additionally, please file your agreement with Chungwa Telecom. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K. Lastly, please also disclose your total number of customers for the six months ended June 30, 2020 and the years ended December 31, 2019 and 2020.

RESPONSE: We have revised the disclosure as requested in the RISK FACTORS section, subsection - Risks Related to Our Business accordingly. We have also filed the Chunghwa Telecom agreement as Exhibit 10.16 with the Amendment No. 2 to Registration Statement on Form 10-12G.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

3.	Disclosure added in response to prior comment 4 discusses the general effects of COVID- 19 on your business. Please revise to also quantify any material impacts that COVID-19 had on your business, including your results of operations and revenue, for the year ended December 31, 2020 and the first quarter of 2021.

RESPONSE: We have revised the disclosure as requested in the MD&A section, subsection – Liquidity and Capital Resources, Page 22. Specifically we added “The Company estimates that the COVID-19 pandemic resulted in decreases of approximately $1.2 million revenues and $0.3 million gross profit contribution for the year ended December 31, 2020 and $0.2 million revenues and $0.05 million gross profit contribution for the three months ended March 31, 2021.”

Liquidity and Capital Resources, page 21

4.	Please revise here to discuss the concentration of revenue and accounts receivable as of and for the six-month period ending June 30, 2021 based on consolidated amounts. In this regard, your current discussion of the percentage of significant customers’ accounts receivable is based only on your Taiwan-based segment and your discussion of the percentage of revenue from three significant customers is calculated from revenue for the quarter ending June 30, 2021.

RESPONSE: We have revised the disclosure as requested in the MD&A section, subsection – Liquidity and Capital Resources, Page 21 and added discussion of concentration as of and for the six-month period ending June 30, 2021 based on consolidated amounts.

5.	Please revise to clarify the portion of the $260,000 short-term debt due between August 2021 to February 2022 that is past its maturity date or has been repaid as of the date of your filing, if any. In addition, include a discussion of the $422,688 loan from Shanghai Bank due September 2021. In this regard, your liquidity disclosure only discusses the outstanding debt related to Iveda US. Lastly, provide us with a rollforward of your short- term debt from December 31, 2020 to June 30, 2021 and ensure that the issuance of any new debt and the repayment or conversion of debt outstanding during the six months ended June 30, 2021 agrees to your financial statements and related footnote disclosures.

RESPONSE: We have revised the disclosure as requested in the MD&A section, subsection – Liquidity and Capital Resources, Page 21 and clarified that $160,000 of the $260,000 short-term debt due between August 2021 to February 2022 is past its maturity date as of September 30, 2021 and the remaining $100,000 is due February 2022. We have also added a discussion of the payments made on the $422,688 loan from Shanghai Bank and current due date of September 2024 for the remaining balance. Below please find a detailed rollforward, per your request, of our short- term debt from December 31, 2020 to June 30, 2021 which agrees to our financial statements and related footnote disclosures.

Short-Term Debt Rollforward for the six months ended 6/30/2021

Detail as of 12/31/2020

Account	Maturity Date	Issue Date	Amount

Unsecured Loan	10/24/2018	4/24/2018	100,000

3-month Loan	9/8/2020	6/8/2020	17,500
3-month Loan	9/22/2020	6/22/2020	17,500
			35,000

2019 Debentures	4/23/2020	4/23/2019	10,000
2019 Debentures	7/19/2020	7/19/2019	47,250
2019 Debentures	8/2/2020	8/2/2019	50,000
2019 Debentures	8/2/2020	8/2/2019	18,000
2019 Debentures	10/10/2020	10/7/2019	5,000
2019 Debentures	10/7/2020	10/7/2019	16,000
2019 Debentures	10/15/2020	10/15/2019	25,000
2019 Debentures	10/15/2020	10/15/2019	10,000
2019 Debentures	10/18/2020	10/18/2019	25,000
2019 Debentures	10/24/2020	10/24/2019	35,000
2019 Debentures	10/29/2020	10/29/2019	20,000
2019 Debentures	11/4/2020	11/4/2019	35,000
2019 Debentures	12/9/2020	12/9/2019	10,000
2019 Debentures	12/12/2020	12/12/2019	30,000
2019 Debentures	12/12/2020	12/12/2019	10,000
			346,250

2020 Debentures	1/2/2020	1/2/2020	50,000
2020 Debentures	2/10/2021	2/10/2020	42,000
2020 Debentures	3/12/2021	3/12/2020	50,000
2020 Debentures	7/10/2021	7/10/2020	10,500
2020 Debentures	8/13/2021	8/13/2020	20,000
2020 Debentures	8/31/2021	8/31/2020	50,000
2020 Debentures	8/31/2021	8/31/2020	50,000
2020 Debentures	9/3/2021	9/3/2020	25,000
2020 Debentures	10/13/2021	10/13/2020	9,000
2020 Debentures	12/24/2021	12/24/2020	7,000
			313,500

Loan From Hua Nan Bank			71,238

TOTAL SHORT-TERM DEBT AS OF 12/31/20			865,988
TRANSACTIONS DURING THE SIX MONTHS PERIOD ENDED 6/30/21:
ADDITIONAL DEBENTURES:
2021 Debentures	2/10/2022	2/10/2021	35,000
2021 Debentures	1/14/2022	1/14/2021	50,000
2021 Debentures	1/14/2022	1/14/2021	50,000
			135,000
ADDITIONAL LOAN PROCEEDS - TAIWAN
Loan from Shanghai Bank			442,688

	Repayment date
Unsecured Loan	3/18/2021	4/24/2018	(25,000)

CONVERSIONS 1/1/2021 THROUGH 6/30/2021

3-month Loan	9/8/2020	6/22/2020	(17,500)
3-month Loan	9/22/2020	6/8/2020	(17,500)
			(35,000)
2020 Debentures	12/24/2021	12/24/2020	(7,000)
2020 Debentures	10/13/2021	10/13/2020	(9,000)
2020 Debentures	8/13/2021	8/13/2020	(20,000)
2020 Debentures	7/10/2021	7/10/2020	(10,500)
2020 Debentures	3/12/2021	3/12/2020	(50,000)
2020 Debentures	2/10/2021	2/10/2020	(42,000)
			(138,500)

2019 Debentures	10/24/2020	10/24/2019	(35,000)
2019 Debentures	10/15/2020	10/15/2019	(10,000)
2019 Debentures	10/7/2020	10/7/2019	(16,000)
2019 Debentures	8/2/2020	8/2/2019	(18,000)
2019 Debentures	7/19/2020	7/19/2019	(47,250)
2019 Debentures	4/23/2020	4/23/2019	(10,000)
			(136,250)

Loan From Hua Nan Bank Repayment			(71,238)

TOTAL SHORT-TERM DEBT AS OF 6/30/2021			1,037,688

SUMMARY ROLLFORWARD:
TOTAL SHORT-TERM DEBT AS OF 12/31/20	865,988

New Debentures	135,000
Shanghai Bank Loan Proceeds	442,688
Unsecured Loan payment	(25,000)
3-month loan conversion	(35,000)
Debenture conversions	(274,750)
Hua Nan Bank repayment	(71,238)

TOTAL SHORT-TERM DEBT AS OF 6/30/2021	1,037,688

We understand that the company and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the staff and Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the Response letter, please contact me at (480) 307-8700.

Very truly yours,

/s/ David Ly

CC: Peter Campitiello – via email : pcampitiello@mccarter.com